DATARAM

PRESS RELEASE


Dataram Contact:                             Investor Contact:

Mark Maddocks, Vice President-Finance, CFO   Joe Zappulla, Wall Street
                                                Investor Relations Corp.
609-799-0071                                 212-714-2445
info@dataram.com                             JZappulla@WallStreetIR.com


                    DATARAM RESTRUCTURES OPERATIONS

  Measures Implemented by Company Expected to Save $2.5 Million Annually


PRINCETON, N.J. June 24, 2002 - Dataram Corporation (NASDAQ: DRAM) today reported that it has initiated a restructuring of its operations that is expected to reduce its annual operating costs by approximately $2.5 million. The restructuring has resulted in a workforce reduction of approximately 24% worldwide. The action was the result of the decision to centralize specific operational functions and to adjust the Company's cost structure to reflect current market conditions. The Company intends to record a pre-tax charge in the first quarter of the current fiscal year of approximately $700,000 as a result of this action, which will be partially offset by the associated reduction in operating costs.

Robert Tarantino, Dataram's president and CEO, commented, "Over the last fourteen months, we have completed the refinement of our product offerings and the integration of our worldwide sales team. With the current action, we have integrated and centralized our worldwide manufacturing and engineering management as well as other administrative functions, further streamlining our company and eliminating operational redundancies."

Mr. Tarantino concluded, "As we have previously stated, our mission is to maximize shareholder value by growing profitability. While corporate IT spending remains soft in light of the general economic uncertainty, the actions we have taken have further reduced our costs while preserving our key resources, namely our global sales team and our manufacturing expertise and assets. We are committed to remaining highly cost efficient while preserving our competitive advantages and our ability to respond immediately to an increase in demand."


ABOUT DATARAM CORPORATION

Dataram Corporation is a leading provider of computer memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers, workstations and notebooks from Dell, Fujitsu/Siemens, HP/Compaq, IBM, SGI, Sun, Toshiba and Intel platforms. Additionally, the Company manufactures memory for original equipment manufacturers and channel assemblers. Further information is available on the Internet at www.dataram.com.


The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.